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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 27, 2002, Compaq posted the following questions and answers to Compaq.com.

SHAREHOLDER Q&A

The following is an excerpt of questions and answers contained in the Joint Proxy Statement/Prospectus (Form S-4/A, filed 2/5/02). Refer to the complete Joint Proxy Statement/Prospectus for more in-depth information. Note: Page number references refer to actual pages of the Joint Proxy Statement/Prospectus.

> General Questions and Answers
> Questions and Answers for Compaq Shareowners

General Questions and Answers

Q: Why are HP and Compaq proposing the merger? (see page 56)

A: HP and Compaq share a conviction that advances in technology, increased competition and changing customer requirements are rapidly transforming the structure and economics of the information technology industry in ways that demand quick and decisive action to remain competitive. HP and Compaq also share a belief that failure to take quick and decisive action to comprehensively address these market trends will weaken our respective competitive positions and result in the deterioration of our respective businesses. After rigorously reviewing numerous strategic alternatives to address the opportunities and challenges facing our companies, the boards of directors of both HP and Compaq reached the same conclusion--this merger represents the single best strategic alternative for our respective companies and is the strategy most likely to deliver increased value to our respective shareowners. Specifically, we believe the merger will:

   .   enhance our competitive position in a number of important businesses;

   .   strengthen our sales force;

   .   improve our relationships with customers, partners and employees;

   . generate annual cost savings of at least $2.5 billion--which we believe creates a present value to shareowners of $5-$9 per share of the combined company (based on the assumptions described in the section entitled "Reasons for the Merger--Financial Benefits of the Merger" beginning on page 59 of this joint proxy statement/prospectus); and

   .   improve the operating margins of our businesses.

Q: When do HP and Compaq expect to complete the merger?

A: HP and Compaq currently plan to complete the merger in the first half of calendar year 2002. However, we cannot predict the exact timing of the completion of the merger because the merger is subject to governmental and regulatory review processes and other conditions.

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Q: How do the boards of directors of HP and Compaq recommend that I vote? (see pages 36 and 41)

A: The HP board of directors recommends that HP shareowners vote "FOR" the proposal to approve the issuance of shares of HP common stock in connection with the merger.

   The Compaq board of directors recommends that Compaq shareowners vote "FOR" the proposal to approve and adopt the merger agreement and approve the merger.

Q: What should I do if I receive more than one set of voting materials? (see pages 36 and 41)

A: Please complete, sign, date and return each WHITE proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple WHITE proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If your shares are held in more than one name, or if you hold shares through HP's TAXCAP or Stock Ownership Plan in addition to other holdings, you will receive more than one proxy or voting instruction card. In addition, if you are a shareowner of both HP and Compaq, you may receive one or more WHITE proxy cards or voting instruction cards for HP and one or more WHITE proxy cards or voting instruction cards for Compaq. If you are a shareowner of both HP and Compaq, please note that a vote for the issuance of shares in connection with the merger for the HP special meeting will not constitute a vote for the proposal to approve and adopt the merger agreement and approve the merger for the Compaq special meeting, and vice versa. Therefore, please sign, date and return each WHITE proxy and voting instruction card you receive, whether from HP or Compaq.

Questions and Answers for Compaq Shareowners

Q: When and where is the Compaq special meeting? (see page 41)

A: The special meeting of Compaq shareowners will be held at 2:00 p.m., local time, on March 20, 2002, at The Wyndham Greenspoint Hotel, Raphael Ballroom, 12400 Greenspoint Drive, Houston, Texas.

Q: How can I obtain admission to the Compaq special meeting? (see page 41)

A: You are entitled to attend the special meeting only if you were a Compaq shareowner or joint holder as of the close of business on January 28, 2002 or hold a valid proxy for the special meeting. You should be prepared to present photo identification for admittance. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement prior to January 28, 2002, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special meeting.

   The special meeting will begin promptly at 2:00 p.m. local time. Check in will begin at 1:00 p.m. local time, and you should allow ample time for check-in procedures.

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Q: What is the vote of Compaq shareowners required to approve and adopt the merger agreement and approve the merger? (see page 42)

A: Approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the shares of Compaq common stock outstanding as of the record date for the Compaq special meeting.

Q: As a Compaq shareowner, what happens if I do not vote? (see page 42)

A: Failure to vote or give voting instructions to your broker or nominee for the Compaq special meeting will have the same effect as voting "against" the proposal to approve and adopt the merger agreement and approve the merger. Therefore, we urge you to vote.

Q: As a Compaq shareowner, what will I receive upon completion of the merger?
   (see page 90)

A: Upon completion of the merger, you will be entitled to receive 0.6325 of a share of HP common stock for each share of Compaq common stock you own at the effective time of the merger. Instead of a fractional share of HP common stock, you will be entitled to receive an amount of cash equal to the value of the fractional share remaining after aggregating all of your Compaq shares held in a single account, based on an average closing price of HP common stock as reported on the New York Stock Exchange composite transactions tape.

Q: As a Compaq shareowner, will I be able to trade the HP common stock that I receive in connection with the merger? (see page 110)

A: The shares of HP common stock issued in connection with the merger will be freely tradeable, unless you are an affiliate of Compaq, and will be listed on the New York Stock Exchange and the Pacific Exchange under the symbol "HWP." Generally, persons who are deemed to be affiliates of Compaq must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer any of the shares of HP common stock received in connection with the merger. You will be notified if you are an affiliate of Compaq.

Q: As a Compaq shareowner, how can I vote? (see page 41)

A: If you are a shareowner of record, you may submit a proxy for the Compaq special meeting (1) by completing, signing, dating and returning the WHITE proxy card in the pre-addressed envelope provided, (2) by using the telephone, or (3) by using the Internet. For specific instructions on how to use the telephone or the Internet to submit a proxy for the Compaq special meeting, please refer to the instructions on your proxy card.

   If you hold your shares of Compaq common stock in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please check the WHITE voting instruction card used by your broker or nominee to see if you may vote using the telephone or the Internet. If you are a shareowner of record, you may also vote at the Compaq special meeting. If you hold shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in street name), you may not vote in person at the Compaq special meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. You will also need to present photo identification and comply with the other procedures described in "Admission to the Special Meeting" on page 41.

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Q: As a Compaq shareowner, should I send in my stock certificates at this time?
   (see page 90)

A: Do not send in your stock certificates at this time. Promptly following completion of the merger, Computershare Trust Company of New York, the exchange agent for the merger, will send you written instructions for exchanging your Compaq stock certificates for book-entry ownership of HP common stock or, if you request, an HP stock certificate.

Q: What will happen to my options to acquire Compaq common stock or my Compaq stock appreciation rights (SARs)? (see page 98)

A: Options to purchase shares of Compaq common stock will be assumed by HP and become exercisable for shares of HP common stock after completion of the merger. The respective number of shares issuable upon the exercise of these options, and their respective exercise prices, will be adjusted using the exchange ratio for the merger of 0.6325 of a share of HP common stock for each share of Compaq common stock. Compaq SARs will be assumed by HP in a similar manner as options to purchase Compaq common stock.

Q: How will the merger affect my participation in the Compaq employee stock purchase plan? (see page 98)

A: Compaq will terminate the Compaq employee stock purchase plan before the merger is completed, and any purchase period then in effect will be shortened. Compaq will make adjustments under the Compaq employee stock purchase plan to reflect the shortened purchase period.

Q: As a Compaq shareowner, who can help answer my questions?

A: If you have any questions about the merger or how to vote or revoke your proxy, you should contact:

                             Georgeson Shareholder
                               111 Commerce Road
                          Carlstadt, New Jersey 07072
                          shareowners: (866) 728-9010
                      banks and brokers: (201) 896-1900

   If you need additional copies of this joint proxy statement/prospectus or voting materials, you should contact Georgeson Shareholder as described above or send e-mail to cpq@georgeson.com.

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.